EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2015

(In thousands)

Earnings
Net income before minority interest	$71,465
Equity earnings	(7,728)
Income distribution from equity investees	6,645
Minority interest in pretax income	(3,628)
Amortization of capitalized interest	527
Federal and state income taxes	41,406
Fixed charges	21,323
Total Earnings as Defined	$130,010

Fixed Charges
Interest expense on long-term debt and other	$19,477
Interest on rentals*	709
Amortization of debt issuance costs	906
AFUDC - borrowed funds	231
Total Fixed Charges	$21,323

Ratio of Earnings to Fixed Charges	6.10X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.